CHINA NETWORKS’ SUBSIDIARY SIGNS SUPPLEMENTARY AGREEMENT
AND CHINA NETWORKS ANNOUNCES RESIGNATION OF DIRECTOR
Successfully Extends Deadline for Making RMB 75,000,000 Capital Contribution

BEIJING, CHINA, February 2/PRNewswire-FirstCall/ — China Networks International Holdings Ltd. (OTC BB: CHNWF.OB) (“China Networks”) today reported that on January 28, 2010, its wholly-owned subsidiary, Advertising Networks Limited (“ANL”), entered into a supplementary agreement (“Supplementary Agreement”) with Kunming TV.  The Supplementary Agreement supplements and amends the equity joint venture agreement (the “Joint Venture Agreement”) that was entered into between ANL and Kunming TV on May 14, 2008.

Under the Joint Venture Agreement, ANL was required to make an additional capital contribution in the amount of RMB 75,000,000 (approximately, US$ 10,983,925) on or before July 17, 2009.  The Supplementary Agreement extends the deadline for this payment to April 30, 2010.  Specifically, ANL is now required to pay RMB 26,250,000 (approximately, US$ 3,844,353) within five days of signing the Supplementary Agreement with the balance of RMB 48,750,000 (approximately, US$ 7,139,510) due on or before April 30, 2010.  The Supplementary Agreement also provides for the payment by ANL to Kunming TV of a $10,000 late fee.

If ANL fails to make the capital contribution or to pay the late fee on time, then the Joint Venture Agreement will automatically terminate, the advertising concession granted by Kunming TV to the joint venture would be returned to Kunming TV, the assets of the joint venture would be liquidated in accordance with the parties’ respective capital contributions through the date of liquidation and ANL would be subject to a penalty in the amount of 15% of all amounts then remaining unpaid.

China Networks also reported that its director, Donald Quinby, tendered his resignation with effect from January 4, 2010.  Mr. Quinby did not resign as a result of any dispute or disagreement with China Networks.  Company Chairman Li Shuangqing said, “We thank Mr. Quinby for his service on the board and wish him well in his future endeavors.”

About China Networks

China Networks is a provider of broadcast television advertising in the People’s Republic of China through joint venture arrangements with state-owned television stations.  The Company’s principal executive offices are in Beijing, PRC.  China Networks is the result of a merger between Alyst Acquisition Corp., a SPAC, and China Networks Media, Ltd., which was consummated effective June 26, 2009.  China Networks is incorporated in the British Virgin Islands.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about China Networks.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of China Networks’ management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions including the risk factors disclosed in China Networks reports and other statements filed with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. Alyst undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Further Information, please contact:

China Networks International Holdings Ltd.

Kerry Propper
Tel: 646.465.9088
Email: kpropper@chardancm.com
SOURCE:  China Networks International Holdings Ltd.